[Translation]


Cover page

Filing Document:                                    Report on Amendment No.1

Based on:                                           Article  27-25,  Paragraph 1 of the Financial  Instruments
                                                    and Exchange Law
Filed with:                                         Director of Tokai Local Finance Bureau

Name:                                               Katsuaki Watanabe, President, Toyota Motor Corporation

Address or Location of Head Office:                 1 Toyota-cho, Toyota-shi, Aichi Prefecture

Effective Date of Reporting Duty:                   July 14, 2008

Filing Date:                                        July 18, 2008

Total Number of Filers and Joint Holders            1
 (persons):

Submitting Method:                                  Other

Reason for Filing of Report on Amendment:           Increase  of 1% or more of the  percentage  of the shares, etc. held


I.         Matters Regarding Issuer
--------------------------------------------------------------------------------
   Name of Issuer                       Fuji Heavy Industries Ltd.
--------------------------------------------------------------------------------
   Code Number                          7270
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Financial Instruments
   Exchange(s) on which the             Tokyo
   relevant securities are listed
--------------------------------------------------------------------------------


II.        Matters Regarding the Filer

   1. Filer (Bulk Holder)/1
     (1) Profile of Filer
         [1] Filer (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person    Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                            Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head     1 Toyota-cho, Toyota-shi, Aichi Prefecture
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

           [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

           [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation         August 27, 1937
--------------------------------------------------------------------------------
   Name of Representative        Katsuaki Watanabe
--------------------------------------------------------------------------------
   Title of Representative       President
--------------------------------------------------------------------------------
   Business Purposes             Manufacture, sale, leasing and repair of motor
                                 vehicles, ships, aircraft, other transportation
                                 machinery and apparatus, space machinery and
                                 apparatus, and parts thereof, etc.
--------------------------------------------------------------------------------

           [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, Project General Manager,
   Person in Charge                     Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

     (2) Holding Purposes
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Material Proposals, etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (4) Breakdown of Stock, etc. Held by Filer
       [1] Number of Stock, etc. Held

----------------------------------------------------------------------------------------------------------------
                                            Main Text of Article      Article 27-23,        Article 27-23,
                                             27-23, Paragraph 3    Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares / Investment Securities, etc.              129,000,000
  (shares / units)
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                     -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                     -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                            J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                            K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                            L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                            M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                            N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O       129,000,000    P                     Q

----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were        R
  Transferred through a Margin
  Transaction and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------

  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery are Granted            S
  between Joint Holders and which are
  to be Deducted
--------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T                      129,000,000
  (O+P+Q-R-S)
--------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
--------------------------------------------------------------------------------

       [2] Percentage of Shares, etc. Held
--------------------------------------------------------------------------------
  Total Number of Issued Shares, etc.       V                      782,865,873
  (shares / units) (as of June 26,
  2008)
--------------------------------------------------------------------------------
  Percentage of Shares, etc. Held by                                     16.48
  the Above-described Filer (%)
  (T/(U+V)x100)
--------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                                         8.69
  Stated in the Preceding Report (%)
--------------------------------------------------------------------------------

     (5) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company

-----------------------------------------------------------------------------------------------------------------
         Date           Kind of          Number        Percentage     Whether      Acquisition /    Unit Price
                       Stock,Etc.                                      on or         Disposal
                                                                      outside
                                                                        the
                                                                       Market
-----------------------------------------------------------------------------------------------------------------
 July 14, 2008         Shares of        61,000,000       7.79         Outside      Acquisition       JPY 510
                        common                                          the
                         stock                                         Market
-----------------------------------------------------------------------------------------------------------------

     (6) Material Agreements Including Security Agreements Related to Shares,
         etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (7) Funds for Acquisition of Shares, etc. Held
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (W) (JPY 1,000)                     66,470,000
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (X)
   (JPY 1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (Y)
   (JPY1,000)
--------------------------------------------------------------------------------
   Breakdown of Above (Y)
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition                   66,470,000
   (JPY1,000) (W+X+Y)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

---------------------------------------------------------------------------------------------------------------
         Name             Type of        Name of           Location        Purpose of        Amount (JPY 1,000)
   (Name of Branch)      Business     Representative                        Borrowing

---------------------------------------------------------------------------------------------------------------
 Not Applicable.
---------------------------------------------------------------------------------------------------------------

       [3] Name, etc. of Lender

----------------------------------------------------------------------------------------------------------------
                Name                         Name of Representative                       Location
          (Name of Branch)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
 Not Applicable.
----------------------------------------------------------------------------------------------------------------